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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20547
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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                           CENTURY PROPERTIES FUND XIX
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                            (Name of Subject Company)

                           CENTURY PROPERTIES FUND XIX
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                      (Name of Person(s) Filing Statement)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                      (CUSIP Number of Class of Securities)


                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                 SCHEDULE 14D-9

         This Amendment No. 1 amends the Schedule 14D-9 relating to the tender offer by Accelerated High Yield Institutional Investors, Ltd., L.P., MacKenzie Specified Income Fund, MP Falcon Fund, LLC, Accelerated High Yield Institutional Fund, Ltd., L.P., MPF Dewaay Premier Fund 2 LLC, MPF Income Fund 20, LLC, MP Value Fund 7, LLC, MacKenzie Patterson Special Fund 8, MPF Acquisition Co 3, LLC, Moraga Gold, LLC, Steven Gold, MPF-NY 2005, LLC, MacKenzie Patterson Fuller, Inc., and C.E. Patterson (collectively, the "Offerors"), to purchase limited partnership units ("Units") of Century Properties Fund XIX (the "Partnership"), at a price of $300.00 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of March 24, 2005 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the "SEC") on March 24, 2005.

         This Amendment No. 1 amends Items 8 and 9 of the Schedule 14D-9, filed previously by the Partnership.

ITEM 8. Additional Information.

         The information set forth in the Letter to the Unit holders, dated as of April 8, 2005, and the Letter to the Unit holders, dated as of April 20, 2005, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, are incorporated herein by reference.

ITEM 9.  Exhibits.

(a)(1) Letter to the Unit Holders of the Partnership, dated April 8, 2005. (Previously filed)

(a)(2)   Letter to the Unit Holders of the Partnership, dated April 20, 2005.

(e)(1) Offer to Purchase limited partnership units of Century Properties Fund XIX, dated February 16, 2005. (Exhibit (a)(1) to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on February 16, 2005 is incorporated herein by reference.)

(e)(2) Letter of Transmittal and related instructions. (Exhibit (a)(2) to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on February 16, 2005 is incorporated herein by reference.)

(e)(3) Letter, dated February 16, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIX. (Exhibit (a)(3) to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on February 16, 2005 is incorporated herein by reference.)


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(e)(4)   Press Release, dated March 15, 2005. (Exhibit (a)(4) to Amendment No. 1 to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on March 15, 2005 is incorporated herein by reference.)

(e)(5) Letter, dated March 15, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIX. (Exhibit (a)(5) to Amendment No. 1 to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on March 15, 2005 is incorporated herein by reference.)

(e)(6) Press Release, dated March 28, 2005. (Exhibit (a)(7) to Amendment No. 2 to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on March 28, 2005 is incorporated herein by reference.)

(e)(7) Letter, dated March 28, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIX. (Exhibit (a)(8) to Amendment No. 2 to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on March 28, 2005 is incorporated herein by reference.)

(g)      Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2005


                                        CENTURY PROPERTIES FUND XIX

                                        By:  Fox Partners II, General Partner

                                             By:  Fox Capital Management
                                                  Corporation, Managing General
                                                  Partner


                                        By: /s/ Martha L. Long
                                            -----------------------------------
                                            Senior Vice President